Exhibit 8.1

                         COUNTRY OF            OWNERSHIP             VESSEL
NAME                     INCORPORATION         INTEREST              OWNED

New Subsidiaries:
KTL Camden, Inc.         Republic of Liberia   100%                  Camden
KTL Chelsea, Inc.        Republic of Liberia   100%                  Chelsea
KTL Kensington, Inc.     Republic of Liberia   100%                  Kensington
KTL Hampstead, Inc.      Republic of Liberia   100%                  Hampstead
KTL Mayfair, Inc.        Republic of Liberia   100%                  Mayfair

Original Subsidiaries:
Cedarhurst Tankers LDC   Cayman Islands        100%                  -
Hewlett Tankers LDC      Cayman Islands        100%                  -
Inwood Tankers LDC       Cayman Islands        100%                  -
Lawrence Tankers LDC      Cayman Islands       100%                  -
Woodmere Tankers LDC     Cayman Islands        100%                  -

01655.0002 #574642